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                             [CRAY INC. LETTERHEAD]


EDGAR CORRESPONDENCE

                                                              September 13, 2005


Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re: Cray Inc. - File No. 000-26820

Dear Ms. Collins:

This explanatory note revises our September 12, 2005 response to the staff's August 18, 2005, letter of comments. This revision on page 6 adds the word "not" to the first sentence of the penultimate paragraph in response 5, so that as revised this paragraph reads as follows:

     "We do not prepare operating results by geographical region, product line or services and such results are not reviewed by our chief operating decision maker (our chief executive officer) to allocate resources or to assess performance. In accordance with Paragraph 10 of SFAS 131, we have only one reporting unit."

                                            Yours truly,

                                            /s/ Kenneth W. Johnson
                                            -----------------------------
                                            Kenneth W. Johnson
                                            Senior Vice President and
                                            General Counsel

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